Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

June 28, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Re: Final Dismissal of Class Action against Pelephone

Bezeq hereby supplements its Immediate Reports dated May 29, 2019 and July 16, 2019 (Reference No’s. 2019-01-045675 and 2019-01-061587, respectively) and the description in Section 3.16.1 of Chapter A (Description of the Company’s Business) in Bezeq’s 2019 annual report concerning a request for a class action lawsuit against Bezeq’s subsidiary, Pelephone Communications Ltd. (“Pelephone”).

As previously reported, the Tel Aviv District Court had dismissed a motion for the approval of a class action lawsuit against Pelephone. The lawsuit had claimed that Pelephone had acted in a manner that amounts to the harassment of a wide consumer public by repeatedly conducting customer inquiries aimed at recruiting customers. The claimant had then filed an appeal of that decision with the Israeli Supreme Court.

On June 25, 2020, Pelephone was informed that on June 24, 2020, a judgment was issued by the Israeli Supreme Court whereby, as recommended by the court, the appellant withdrew its appeal and the appeal was dismissed.

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.